UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of June 2009
Commission File Number: 001-33328
XINHUA SPORTS & ENTERTAINMENT LIMITED
(formerly Xinhua Finance Media Limited)
(Translation of registrant’s name into English)
2201, Tower D, Central International Trade Center,
6A Jian Wai Avenue, Chaoyang District,
Beijing 100022, People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Incorporation by Reference
We are incorporating this report on Form 6-K by reference into our registration statement on Form F-3, Registration No. 333-159058, as amended, originally filed with the Securities and Exchange Commission on May 8, 2009.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XINHUA SPORTS & ENTERTAINMENT LIMITED
By:	/s/ Fredy Bush
	Name:	Fredy Bush
	Title:	Chief Executive Officer

Date: June 5, 2009

Exhibit Index
Exhibit 99.1 — Press Release

Exhibit 99.1
[For immediate release]
XSEL Announces Resignation of Director
BEIJING, June 5, 2009 — Xinhua Sports & Entertainment Limited (“XSEL” or the “Company”; NASDAQ: XSEL), a leading media group in China, announced today that David Olson has resigned as a Director of the Company, effective June 4, 2009. Mr. Olson has been a Director of the Company since his election to the Board in September 2007 as a nominee of the Yucaipa Companies (“Yucaipa”), which has invested in both ordinary and convertible preferred shares of the Company. Mr. Olson is leaving Yucaipa to pursue other business interests. Yucaipa has not yet identified Mr. Olson’s replacement as its nominee to the Company’s Board of Directors.
Fredy Bush, the Company’s Chairman of the Board and Chief Executive Officer, commented: “David has made a significant contribution to our Company. The Board expresses its appreciation to David for his service as a Director and wishes him well in the future.”
End
For more information:
Media Contact
Joy Tsang, XSEL, +86 21 6113 5999, joy.tsang@xsel.com
Lindsay Koval, AGG International, +1 212 614 4170, lindsay@aggintl.com
IR Contact
Edward Liu, XSEL, +86 21 6113 5978, edward.liu@xsel.com
Howard Gostfrand, American Capital Ventures, +1 305-918-7000, toll free +1 877 918 0774, info@amcapventures.com

About XSEL
Xinhua Sports & Entertainment Limited (“XSEL”; NASDAQ: XSEL) is a leading sports and entertainment media company in China. Catering to a vast audience of young and upwardly mobile customers, XSEL is well-positioned in China with its unique content and access. Through its key international partnerships, XSEL is able to offer its target audience the content they demand — premium sports and quality entertainment. Through its Chinese partnerships, XSEL is able to deliver this content across a broad range of platforms, including television, the internet, mobile phones and other multimedia assets in China. Along with its integrated advertising resources, XSEL offers a total solution empowering clients at every stage of the media process linking advertisers with China’s young and upwardly mobile demographic.
Headquartered in Beijing, the Company employs more than 1,300 people and has offices and affiliates in major cities throughout China including Beijing, Shanghai, Guangzhou, Shenzhen and Hong Kong. The Company’s American Depository Shares are listed on the NASDAQ Global Market. For more information, please visit http://www.xsel.com.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, quotations from management in this announcement contain forward-looking statements. Statements that are not historical facts, including statements about XSEL’s beliefs and expectations are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those contained in any forward-looking statements. Potential risks and uncertainties include, but are not limited to, risks outlined in XSEL’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. All information provided in this press release is as of the date hereof, and XSEL undertakes no duty to update such information, except as required under applicable law.